Exhibit 12.1

SONIC AUTOMOTIVE, INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(In thousands)
Fixed charges:
Interest expense, including floor plan interest (1)	$73,539	$73,805	$79,842	$83,626	$90,894
Capitalized interest	1,912	1,921	2,484	1,198	2,290
Rent expense (interest factor)	24,514	24,569	24,659	25,495	27,942
Total fixed charges	99,965	100,295	106,985	110,319	121,126

Income from continuing operations before income taxes and cumulative effect of change in accounting principle	145,156	161,727	129,021	141,233	133,262
Add: Fixed charges	99,965	100,295	106,985	110,319	121,126
Less: Capitalized interest	(1,912)	(1,921)	(2,484)	(1,198)	(2,290)
Income from continuing operations before income taxes and cumulative effect of change in accounting principle & fixed charges	$243,209	$260,101	$233,522	$250,354	$252,098
Ratio of earnings to fixed charges	2.4 x	2.6 x	2.2 x	2.3 x	2.1 x

(1) Includes interest expense associated with discontinued operations.